Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
The computation of the ratios of earnings to fixed charges for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,
(Millions)	2006	2005 (1)	2004 (1)	2003(1)	2002 (1)

Pretax income from continuing operations	$2,586.6	$2,453.3	$1,760.0	$1,378.7	$495.6
Add back fixed charges	199.5	177.5	165.5	161.1	178.3

Income as adjusted	$2,786.1	$2,630.8	$1,925.5	$1,539.8	$673.9

Fixed charges:
Interest on indebtedness	$148.3	$122.8	$104.7	$102.9	$119.5
Portion of rents representative of interest factor	51.2	54.7	60.8	58.2	58.8

Total fixed charges	$199.5	$177.5	$165.5	$161.1	$178.3

Ratio of earnings to fixed charges	13.97	14.82	11.63	9.56	3.78

(1)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 Revised, “Share-Based Payment,” applying the modified-retrospective approach. Accordingly, all prior period financial information was adjusted to reflect our stock-based compensation activity since 1995.